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Exhibit 6

                               SUPPLY CONTRACT

Supplying Party:              Jinan Chemical Fibre Corporation, China (Party A)
Purchasing Party:             Pacific Chemical Group Limited (Party B)

According to Item 2 of Article 14 of the Sino-Foreign Joint Venture Contract, Party A will supply the joint venture company with water, electricity, air, and other required materials and services. After negotiations, the following has been agreed to by both sides:

10.           Range of materials and services:

     a.       Electricity (for industrial and lighting use)
     b.       Water:  industrial water, first-grade water, second-grade

              water, and circulating water

     c. Air: compressed air (including air used for instruments), nitrogen, and steam

11.           Supply amount and quality:

     a. The amount of the above supplies should be enough to satisfy Party B's requirements for normal production (except in situations beyond reasonable control).

     b. The quality of the above supplies should meet the requirements for producing PTA.

12.           The price of the above products are determined on the basis of:

     a.       Actual cost of the products (included in workshop cost)

     b.       Profit considerations
     c.       Tax

     [Calculated price formula: actual cost + actual cost * (profit ratio + circulation tax ratio) = settlement price. The price will be adjusted each year by both parties.]

13.           Calculation and settlement:

     a. Party A's calculation department performs all calculations. The figures used for these calculations must first be agreed upon by Party B before they are used to settle accounts.

     b. Each month Party B will pay three times in advance according to the projected quantity multiplied by the unit price. The account will be closed at the end of each month (there will be a refund for any overpayment or a supplemental payment for any deficiency).


     c. If Party B meets financial difficulties, Party A may subtract from its own product payment.

14.           Period:

     a. According to Article 39 of the Sino-Foreign Joint Venture Contract, this agreement is valid for 25 years, and can be extended as required.

     b. During the joint venture period, without Party A's permission, Party B can neither arbitrarily change the

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              usage of materials and services, nor change or add facilities. If the above changes are required, Party B must ask Party A's permission first, and will be responsible for the expenses.

15.           Responsibilities:

     a. Party A cannot arbitrarily stop supplying the above materials and services (except in situations beyond reasonable control). If Party B stops production because of this, Party A will be responsible for any loss.

     b. Party A will be responsible any loss if Party A supplies inferior materials or services that cause Party B to stop production or affect its PTA quality.

16. This agreement is an indivisible part of the Sino-Foreign Joint Venture Contract, and has the same legal effect.

17.           This agreement is signed and implemented on February 9, 1996.


Party A:                       Jinan Chemical Fibre Corporation, China
Representative:                         /s/ Jin Shan

Party B:                       Pacific Chemical Group Limited
Representative:                         /s/ Chen Zheng Hao

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